Exhibit 99
Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER ANNOUNCES 2002 THIRD QUARTER AND YEAR TO DATE RESULTS

Monday, November 4, 2002, Newmarket, Ontario, Canada       Intier Automotive Inc. (TSX: IAI.A, NASDAQ: IAIA) today reported financial results for the third quarter and nine month period ended September 30, 2002. Diluted earnings per share for the third quarter ended September 30, 2002 improved to $0.25 as compared to pro forma diluted earnings per share of $0.04 for the third quarter ended September 30, 2001.

All results are reported in millions of U.S. dollars, except earnings per share figures, in accordance with Canadian Generally Accepted Accounting Principles.
	THREE MONTH PERIODS ENDED SEPTEMBER 30,		NINE MONTH PERIODS ENDED SEPTEMBER 30,
	(Unaudited)		(Unaudited)

	2002	2001	2002	2001

Sales	$931.6	$728.5	$2,806.9	$2,401.4
Operating income	$26.6	$10.0	$106.4	$74.1
Net income	$12.9	$2.0	$52.3	$27.2
Diluted earnings per share (1)	$0.25	$0.12	$0.96	$0.12
Pro forma diluted earnings per share (2)	$-	$0.04	$-	$0.65

(1)

The reorganization and new capital structure of the Company was established at the beginning of August 2001. As a result, diluted earnings per share for the 2001 three and nine month periods is calculated based upon the net income for the two month period ended September 30, 2001. For more information see note 8 to the attached Third Quarter Consolidated Financial statements.

(2)

Pro forma diluted earnings per share have been presented to give effect to the reorganization and new capital structure of the Company established at the beginning of August 2001. For more information see note 9 to the attached Third Quarter Consolidated Financial Statements.

Sales increased 28% to $931.6 million for the three month period ended September 30, 2002 compared to $728.5 million for the three month period ended September 30, 2001. North American production sales grew 24% to $523.3 million in the third quarter of 2002 compared to $422.2 million in the third quarter of 2001 as a result of growth in production volumes and our North American content per vehicle. North American light vehicle production volumes increased approximately 9% to 3.8 million units for the three month period ended September 30, 2002 as compared to 3.5 million units for the three month period ended September 30, 2001. North American average content per vehicle increased 11% to $136 for the third quarter of 2002 compared to $122 for the third quarter of 2001 primarily due to the launch of a number of new programs during 2002, including the Company's door cassette modules for the Ford Expedition/Lincoln Navigator, as well as products launched in late 2001 including the Company's overhead system, seat tracks and window regulators supplied for the Dodge Ram Pickup, the complete seats and overhead system for the Saturn VUE and the cockpit module, door panels and overhead system for the Cadillac CTS.

Western European production sales increased 42% to $311.1 million for the third quarter of 2002 compared to $219.0 million for the third quarter of 2001. Western European average content per vehicle increased 40% to $87 for the third quarter of 2002 compared to $62 for the third quarter of 2001. The increase in average content per vehicle was primarily due to new product launches in 2001 and 2002. During the second half of 2001 two significant programs started production including, the cockpit module, door panels and other interior components for the BMW MINI, and the complete interior, excluding the overhead system and instrument panel, for the Mercedes Vaneo. New products launched in the first quarter of 2002 include the door cassette modules for the Ford Fiesta/Ka and the instrument panel for the Opel Epsilon platform. Western European vehicle production volumes increased by approximately 3% to 3.6 million units for the three month period ended September 30, 2002 as compared to 3.5 million units for the three month period ended September 30, 2001.

Consolidated tooling and engineering sales for the three month period ended September 30, 2002 increased by 11% to $97.2  from $87.3 million for the three month period ended September 30, 2001.

Operating income for the three month period ended September 30, 2002 increased to $26.6 million compared to $10.0 million for the comparable period of the prior year. The increase in operating income was primarily attributable to higher sales, operational improvements at specific underperforming divisions and lower amortization expense offset by continued startup costs associated with a number of launches in the Company's European business segments. Lower amortization expense is due to the Company changing its accounting policy for goodwill to comply with the Canadian Institute of Chartered Accountants' new recommendations under Handbook Section 3062 "Goodwill and Other Intangible Assets" (CICA 3062).

Diluted earnings per share was $0.25 for the three month period ended September 30, 2002, compared to a pro forma diluted earnings per share of $0.04 for the three month period ended September 30, 2001.

Commenting on the third quarter, Don Walker, the Company's President and Chief Executive Officer, stated "We are pleased with the third quarter results and the continued success of our recently launched new products".

At its meeting today, Intier Automotive's Board of Directors declared a dividend in respect of the third quarter of 2002 of US$0.05  per share on the Class A Subordinate Voting and Class B Shares payable on or after December 16, 2002 to shareholders of record on November 29, 2002. The Board also declared a dividend of US$2,812,500 on the outstanding Convertible Series 1 and 2 Preferred Shares payable on or after December 31, 2002 to holders of the Convertible Series Preferred Shares of record on November 29, 2002.

2002 OUTLOOK

For the full year, North American light vehicle production volumes are expected to increase to approximately 16.3 million units compared to 2001. Western Europe production volumes are expected to decline to approximately 16.2 million units compared to 2001. Based on these volume estimates, product mix assumptions and tooling and engineering sales estimates, 2002 total sales are expected to be between $3.7 billion and $3.8 billion. The fourth quarter 2002 sales are expected to be in the range of $900 million to $975 million, compared to fourth quarter 2001 sales of $867 million.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 20,000 employees at 64 manufacturing facilities, and 19 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Intier will hold a conference call to discuss the third quarter results and other developments on Tuesday, November 5, 2002 at 9:00 a.m. EST (Toronto Time). The number to use for this call is 1-888-313-7737. Overseas callers should use 212-346-6520. Please call in 10 minutes prior to the conference call. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-800-558-5253 (reservation number is 20995410#) and will be available until Tuesday, November 12, 2002. The conference call will be chaired by Don Walker, President and Chief Executive Officer and Michael McCarthy, Executive Vice-President and Chief Financial Officer.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 830-5824. For teleconferencing questions, please call Karen Lesey at Intier at (905) 898-5200 Ext. 7042.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)	As at September 30, 2002	As at December 31, 2001

	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$241.7	$77.1
Accounts receivable	577.5	574.3
Inventories	298.0	240.9
Prepaid expenses and other	23.9	23.6
Income taxes receivable	0.9	-

	1,142.0	915.9

Fixed assets, net	463.8	424.0

Goodwill, net (notes 2 and 6)	100.8	132.5

Future tax assets	89.7	96.0

Other assets (note 11)	10.5	11.0

	$1,806.8	$1,579.4

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$79.6	$46.0
Accounts payable	636.2	527.6
Accrued salaries and wages	74.2	53.7
Other accrued liabilities	72.6	49.6
Income taxes payable	-	1.8
Long-term debt due within one year	4.0	6.8

	866.6	685.5

Long-term debt	32.1	30.6

Other long-term liabilities	25.5	22.1

Convertible Series Preferred Shares (note 5)	203.2	194.6

Future tax liabilities	43.5	35.0

Minority interest	1.1	1.7

Shareholders' equity:
Convertible Series Preferred Shares (note 5)	24.3	31.4
Class A Subordinate Voting Shares (note 5)	71.8	71.7
Class B Shares (note 5)	495.8	495.8
Retained earnings	24.0	15.9
Currency translation adjustment	18.9	(4.9)

	634.8	609.9

	$1,806.8	$1,579.4

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(U.S. dollars in millions, except per share figures and numbers of shares)

	Three month periods ended September 30,		Nine month periods ended September 30,

	2002	2001	2002	2001

		(unaudited)		(unaudited)
Sales	$931.6	$728.5	$2,806.9	$2,401.4

Cost of goods sold	819.5	641.6	2,448.7	2,096.9
Depreciation and amortization (notes 2 and 6)	22.5	23.0	64.1	66.5
Selling, general and administrative (note 12)	48.8	42.9	144.4	127.2
Affiliation and social fees (note 12)	14.2	11.0	43.3	36.7

Operating income	26.6	10.0	106.4	74.1
Interest (income) expense, net	(1.2)	1.7	(0.6)	16.1
Amortization of discount on Convertible Series Preferred Shares	2.9	1.9	8.6	1.9
Equity loss	-	-	-	0.4

Income before income taxes and minority interest	24.9	6.4	98.4	55.7
Income taxes	11.7	4.5	46.2	28.6
Minority interest	0.3	(0.1)	(0.1)	(0.1)

Net income	$12.9	$2.0	$52.3	$27.2

Financing charge on Convertible Series Preferred Shares	0.5	0.2	1.3	0.2

Net income attributable to Class A Subordinate Voting and Class B Shares	12.4	1.8	51.0	27.0
Retained earnings and Magna's net investment, beginning of period	14.0	838.5	15.9	850.2
Adjustment for change in accounting policy for goodwill (notes 2 and 6)	-	-	(35.7)	-
Net distribution to Magna	-	(838.4)	-	(869.5)
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	-	(7.2)	-
Change in currency translation adjustment	-	4.0	-	(1.8)

Retained earnings, end of period	$24.0	$5.9	$24.0	$5.9

Earnings per Class A Subordinate Voting or Class B Share (note 8)
Basic	$0.26	$0.12	$1.06	$0.12
Diluted	$0.25	$0.12	$0.96	$0.12
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 8)
Basic	48.2	47.3	48.2	47.3
Diluted	63.7	47.3	63.7	47.3

Pro forma earnings per Class A Subordinate Voting or Class B Share (note 9)
Basic	-	$0.04	-	$0.66
Diluted	-	$0.04	-	$0.65
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 9)
Basic	-	45.8	-	43.8
Diluted	-	45.8	-	58.7

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Three month periods ended September 30,		Nine month periods ended September 30,

	2002	2001	2002	2001

		(unaudited)		(unaudited)
Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$12.9	$2.0	$52.3	$27.2
Items not involving current cash flows	29.9	20.9	90.9	62.6

	42.8	22.9	143.2	89.8
Change in non-cash working capital	0.6	(8.2)	89.4	(8.6)

	43.4	14.7	232.6	81.2

INVESTMENT ACTIVITIES
Fixed asset additions	(34.6)	(18.3)	(87.4)	(55.9)
Increase in investments and other assets	(1.4)	(4.0)	(2.1)	(5.0)
Proceeds from disposition of fixed assets	0.3	0.6	2.8	2.4

	(35.7)	(21.7)	(86.7)	(58.5)

FINANCING ACTIVITIES
Increase in bank indebtedness	24.2	91.2	31.7	93.2
Repayments of long-term debt	(3.7)	(0.8)	(3.3)	(6.9)
Net distribution to Magna	-	(102.5)	-	(107.8)
Issue of Class A Subordinate Voting Shares, net	0.1	71.7	0.1	71.7
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	-	(7.2)	-
Dividends on Convertible Series Preferred Shares	(2.8)	-	(5.6)	-

	15.4	59.6	15.7	50.2

Effect of exchange rate changes on cash and cash equivalents	(2.6)	1.6	3.0	(0.7)

Net increase in cash and cash equivalents during the period	20.5	54.2	164.6	72.2
Cash and cash equivalents, beginning of period	221.2	69.6	77.1	51.6

Cash and cash equivalents, end of period	$241.7	$123.8	$241.7	$123.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares)

(All amounts as at September 30, 2002 and for the three month and nine month periods ended September 30, 2002 and 2001 are unaudited).
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2001 audited Consolidated Financial Statements included in the Company's 2001 Annual Report, except as described in Note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 audited consolidated financial statements as included in the Company's 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which consist only of normal and recurring adjustments, except as described in note 2, necessary to present fairly the financial position of the Company at September 30, 2002, and the results of operations and cash flows for the three month and nine month periods ended September 30, 2002 and 2001.

2.	ACCOUNTING CHANGES
Goodwill

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062 "Goodwill and Other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period (see note 6).

Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages but does not require the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to options plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three and nine month periods ended September 30, 2002.

3.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5.	CAPITAL STOCK
Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2001. For details concerning the nature of the Company's securities, please refer to Note 11 "Capital Stock" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	2,250,000	2,250,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares [i], [ii]	Unlimited	5,481,191
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

Notes:
[i]

On July 31, 2001, the Company filed a final prospectus with the securities regulatory authorities in Canada and the United States for a public offering of Class A Subordinate Voting Shares. The offering was completed in August, 2001. The details of the proceeds from the public offering of Class A Subordinate Voting Shares are as follows:

Total proceeds on 5,476,191 shares		$74.8
Expenses of the issue, net of taxes		(3.1)

Net proceeds		$71.7

[ii]		Class A Subordinate Voting Shares increased by $0.1 million in the three month period ended September 30, 2002, representing 5,000 shares issued as a result of the exercise of stock options.

Options and Convertible Securities

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at September 30, 2002 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at September 30, 2002	5,481,191
Class B Shares outstanding as at September 30, 2002	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,189,000
Convertible Series Preferred Shares, convertible at $15.09 per share	14,910,537

66,332,666

On August 6, 2002, the Company's Board of Director's approved an additional 605,000 options to purchase Class A Subordinate Shares to employees and officers of the Company, 295,000 and 310,000 options were issued at exercise prices of Cdn.$26.85 and U.S.$16.40, respectively.

The maximum number of shares reserved to be issued for stock options is 6,000,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at September 30, 2002 is 2,800,000. The total number of shares issued from exercised stock options, from the inception date of the plan, is 5,000. The total number of options to purchase Class A Subordinate Voting Shares that have been cancelled, from the inception of the plan, is 6,000.

6.	GOODWILL

In accordance with the new recommendations of the CICA, the Company completed a goodwill impairment test as at January 1, 2002, the adoption date under CICA 3062, and determined that unamortized goodwill of $27.6 million, $5.6 million and $2.5 million relating to reporting units in the Interiors Europe, Closures Europe, and Interiors North America reporting segments, respectively were impaired under the new rules. The impairment loss net of a nil tax recovery, has been recorded as a change in accounting policy by a charge to opening retained earnings as of January 1, 2002. Currency translation accumulated on these impairment amounts since January 1, 2002 has been reversed from the currency translation adjustment account.

Prior to the adoption of CICA 3062 coming into effect, goodwill impairment under Canadian GAAP was assessed based on estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. As recommended by the CICA 3062 accounting standard , discounted future cash flows were used to determine the fair value of the reporting unit. Under CICA 3062, after adoption of new recommendations, goodwill must be assessed for impairment on an annual basis, and any writedown would be charged against earnings.

In addition, in accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill. On an adjusted basis, the Company's net income for the three and nine month periods ended September 30, 2001 would have been as follows if it was applied retroactively:

	Three month period ended September 30, 2001	Nine month period ended September 30, 2001

Net income as reported	$2.0	$27.2
Goodwill amortization, net of taxes	$1.7	$5.4

Adjusted net income	$3.7	$32.6

7.	STOCK BASED COMPENSATION

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4.14%
Expected dividend yield	1.20%
Expected volatility	37%
Expected time until exercise	5 years

The Black-Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

On a pro forma basis, the net income and basic and diluted earnings per Class A Subordinate Voting and Class B Share for the three month period ending September 30, 2002 would have been $12.2 million, $0.24 and $0.24, respectively and for the nine month period ending September 30, 2002 would have been $51.5 million, $1.04  and $0.94, respectively.

The weighted average fair value of the 605,000 options granted during the three month period ended September 30, 2002 was $5.71 per option, and the weighted average fair value of the 675,000 options granted during the nine month period ended September 30, 2002 was $5.71  per option.

8.	EARNINGS PER SHARE FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND THE TWO MONTH PERIOD ENDED SEPTEMBER 30, 2001.

The reorganization and new capital structure of the Company as described under "Principles of Consolidation in Significant Accounting Policies" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report was established at the beginning of August, 2001. As a result, earnings per share for the three and nine month periods ended September 30, 2001 only include net income for the two month period subsequent to July 31, 2001. (See note 9 for pro forma earnings per share for the three and nine month periods ended September 30, 2001).

The following table summarizes the calculation of earnings per share for the three and nine month periods ended September 30, 2002, and for the two month period ended September 30, 2001.

	Three month period ended September 30, 2002	Nine month period ended September 30, 2002	Two month period ended September 30, 2001

Basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$12.4	$51.0	$5.9

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2	47.3

Basic earnings per Class A Subordinate Voting or Class B Share	$0.26	$1.06	$0.12

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$12.4	$51.0	$5.9

Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	2.9	8.6	-
Financing charge on Convertible Series Preferred Shares	0.5	1.3	-

	$15.8	$60.9	$5.9

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2	47.3
Convertible Series Preferred Shares	14.9	14.9	-
Stock options	0.6	0.6	-

	63.7	63.7	47.3

Diluted earnings per Class A Subordinate Voting or Class B Share	$0.25	$0.96	$0.12

At September 30, 2001, the Company has outstanding 2,475,000 incentive stock options and 2,250,000 Convertible Series Preferred Shares, which are anti-dilutive and, therefore, not included in the two month period ended earnings per share calculation, above.

9.	PRO FORMA EARNINGS PER SHARE FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2001
The following pro forma adjustments have been made to arrive at pro forma earnings per share for the three and nine month periods ended September 30, 2001:

•

Adjustments to reflect the Company's new capital structure described under Principles of Consolidation in Significant Accounting Policies in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report and other corporate charges;

•	The tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of approximately 40%.

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share is based on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented.

The following table summarizes the calculation of pro forma earnings per share for the three and nine month periods ended September 30, 2001:

	Three month period ended September 30, 2001	Nine month period ended September 30, 2001

Pro forma basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$2.0	$27.2
Pro forma adjustments (net of tax effects):
Amortization of discount on Convertible Series Preferred Shares	(0.8)	(6.1)
Interest on debt due to Magna	1.0	9.5
Corporate charges	-	(0.6)
Financing charge on Convertible Series Preferred Shares	(0.3)	(1.0)

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$1.9	$29.0

Average number of Class A Subordinate Voting or Class B Shares outstanding during the period (in millions)	45.8	43.8

Pro forma basic earnings per Class A Subordinate Voting or Class B Share	$0.04	$0.66

Pro forma diluted earnings per Class A Subordinate Voting or Class B Share:
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$1.9	$29.0
Pro forma adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	-	8.0
Financing charge on Convertible Series Preferred Shares	-	1.0

	$1.9	$38.0

Average number of Class A Subordinate Voting and Class B shares outstanding during the period (in millions)	45.8	43.8
Convertible Series Preferred Shares (in millions)	-	14.9

	45.8	58.7

Pro forma diluted earnings per Class A Subordinate Voting or Class B Share	$0.04	$0.65

For the three month period ended September 30, 2001, pro forma diluted earnings does not include the 2,250,000 Convertible Series Preferred Shares assumed to be outstanding in the calculation of pro forma diluted earnings per share, since they have an anti-dilutive effect.

10.	SEGMENTED INFORMATION
The Company's segmented results of operations are as follows:

	Three month period ended September 30, 2002			Three month period ended September 30, 2001

	Total Sales	Operating income (loss) (i)	Fixed assets, net	Total Sales	Operating income (loss) (i)	Fixed assets, net

Interior Sytems
North America	$420.5	$19.7	$208.2	$324.0	$4.4	$196.1
Europe	321.1	0.2	167.8	239.3	0.6	144.0

Closures Systems
North America	156.3	12.9	39.6	141.7	11.7	33.5
Europe	34.6	(6.2)	48.0	24.0	(3.3)	41.3

Corporate, other and intersegment eliminations	(0.9)	-	0.2	(0.5)	(3.4)	0.1

Total reportable segments	$931.6	$26.6	463.8	$728.5	$10.0	415.0
Current assets			1,142.0			942.0
Goodwill, future tax and other assets			201.0			251.4

Consolidated total assets			$1,806.8			$1,608.4

	Nine month period ended September 30, 2002			Nine month period ended September 30, 2001

	Total Sales	Operating income (loss) (i)	Fixed assets, net	Total Sales	Operating income (loss) (i)	Fixed assets, net

Interior Sytems
North America	$1,319.1	$80.1	$208.2	$1,148.2	$55.3	$196.1
Europe	887.0	5.2	167.8	693.7	(3.2)	144.0

Closures Systems
North America	492.9	39.0	39.6	465.8	33.6	33.5
Europe	109.5	(14.6)	48.0	95.8	(2.9)	41.3

Corporate, other and intersegment eliminations	(1.6)	(3.3)	0.2	(2.1)	(8.7)	0.1

Total reportable segments	$2,806.9	$106.4	463.8	$2,401.4	$74.1	415.0
Current assets			1,142.0			942.0
Goodwill, future tax and other assets			201.0			251.4

Consolidated total assets			$1,806.8			$1,608.4

(i)  Effective January 1, 2002, the Company has changed its measure of segment profitability from income (loss)
    before income taxes to operating income (loss).
11.	EQUITY INVESTMENT

The Company entered into an operating agreement on August 1, 2002 with Rush Group L.L.C. ("Rush") and Dakkota Integrated Systems, L.L.C. ("DIS"), whereby the Company and Rush each have a member interest in Dakkota Integrated Systems L.L.C. The Company's interest in DIS is 45%. DIS is accounted for on an equity basis. DIS is responsible for providing sequencing, logistics management and assembly services previously provided directly by the Company with respect to interior products, modules and related components to OEMs for several OEM programs in which the Company is manufacturing and supplying the interiors products.

12.	COMPARATIVE FIGURES

In addition to the affiliation and social fees payable to Magna, the Company also pays Magna for certain management and administrative services. Commencing January 1, 2002, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses ("SG&A"). Affiliation and social fees continue to be shown separately in the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period's presentation.